SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)1


                         LIONBRIDGE TECHNOLOGIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   536252109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536252109                     13G                   Page 2 of 11 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY DEAN WITTER & CO
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER                      -0-

  NUMBER OF       -------------------------------------------------------------
    SHARES         6.     SHARED VOTING POWER              3,424,568
 BENEFICIALLY
   OWNED BY       -------------------------------------------------------------
     EACH          7.     SOLE DISPOSITIVE POWER                 -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER         3,424,568

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,424,568
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         12.5%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 536252109                     13G                   Page 3 of 11 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE CAPITAL II, INC.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER                      -0-

  NUMBER OF       -------------------------------------------------------------
    SHARES         6.     SHARED VOTING POWER              3,424,568
 BENEFICIALLY
   OWNED BY       -------------------------------------------------------------
     EACH          7.     SOLE DISPOSITIVE POWER                 -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER         3,424,568

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,424,568
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         12.5%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 536252109                     13G                   Page 4 of 11 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE PARTNERS II, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER                      -0-

  NUMBER OF       -------------------------------------------------------------
    SHARES         6.     SHARED VOTING POWER              3,119,340
 BENEFICIALLY
   OWNED BY       -------------------------------------------------------------
     EACH          7.     SOLE DISPOSITIVE POWER                 -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER         3,119,340

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,119,340
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.4%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 536252109                     13G                   Page 5 of 11 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE CAPITAL FUND II ANNEX, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER                      -0-

  NUMBER OF       -------------------------------------------------------------
    SHARES         6.     SHARED VOTING POWER              2,744,105
 BENEFICIALLY
   OWNED BY       -------------------------------------------------------------
     EACH          7.     SOLE DISPOSITIVE POWER                 -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER         2,744,105

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,744,105
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.0%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 536252109                     13G                   Page 6 of 11 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY VENTURE INVESTORS ANNEX, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
                   5.     SOLE VOTING POWER                      -0-

  NUMBER OF       -------------------------------------------------------------
    SHARES         6.     SHARED VOTING POWER                375,235
 BENEFICIALLY
   OWNED BY       -------------------------------------------------------------
     EACH          7.     SOLE DISPOSITIVE POWER                 -0-
  REPORTING
 PERSON WITH      --------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER           375,235

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         375,235
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.4%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Lionbridge Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     950 Winter Street, Waltham, MA 02451

Item 2(a). Name of Person Filing:

     This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley Dean Witter & Co. ("MSDW")

     Morgan Stanley Venture Capital II, Inc. ("MSVCII")

     Morgan Stanley Venture Partners II, L.P. ("MSVPII")

     Morgan Stanley Venture Capital Fund II Annex, L.P. ("MSVCFIIA")

     Morgan Stanley Venture Investors Annex, L.P. ("MSVIA")

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MSVCII, MSVPII, MSVCFIIA and MSVIA is:

     1221 Avenue of the Americas
     New York, New York 10020

     The address of the principal business office of MSDW is:

     1585 Broadway
     New York, New York 10036

Item 2(c). Citizenship:

     The citizenship of MSDW, MSVCII, MSVPII, MSVCFIIA and MSVIA is Delaware.

Item 2(d). Title of Class of Securities:

     This statement relates to the Company's Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number:

     536252109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                Act;

        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

        (e) [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

     As of the date hereof: (1) MSVCII owned directly 305,228 shares of Common Stock; (2) MSVCFIIA owned directly 2,744,105 shares of Common Stock; and (3) MSVIA owned directly 375,235 shares of Common Stock. MSVPII is the general partner of MSVCFIIA and MSVIA (collectively, the "Funds"), and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the shares of Common Stock held by the Funds. MSVCII is the managing general partner of MSVPII. MSDW, as the sole shareholder of MSVCII, controls the actions of MSVCII. Therefore, (i) MSVPII may be deemed to have beneficial ownership of the 3,119,340 shares of Common Stock held by the Funds; (ii) MSVCII may be deemed to have beneficial ownership of the 3,119,340 shares of Common Stock held by the Funds, in addition to the 305,228 shares of Common Stock held directly by MSVCII; and (iii) MSDW may be deemed to have beneficial ownership of the 3,424,568 shares of Common Stock held collectively by MSVCII, MSVCFIIA and MSVIA.

     (b) Percent of class: (1)

     MSDW                     12.5% shares of the Common Stock
     MSVCII                   12.5% shares of the Common Stock
     MSVPII                   11.4% shares of the Common Stock
     MSVCFIIA                 10.0% shares of the Common Stock
     MSVIA                    1.4%  shares of the Common Stock

---------
(1) Based on the 27,322,785 shares of Common Stock reported to be outstanding as of October 31, 2000 on the Form 10-Q filed with the SEC, for the quarter ended September 30, 2000.


     (c) Number of shares as to which such person has:

                                                     (iii)             (iv)
                   (i)              (ii)         Sole power to     Shared power
               Sole power to   Shared power to   dispose or to    to dispose or
                vote or to       vote or to        direct the     to direct the
             direct the vote   direct the vote   disposition of   disposition of
             ---------------   ---------------   --------------   --------------
MSDW              - 0 -           3,424,568          - 0 -          3,424,568
MSVCII            - 0 -           3,424,568          - 0 -          3,424,568
MSVPII            - 0 -           3,119,340          - 0 -          3,119,340
MSVCFIIA          - 0 -           2,744,105          - 0 -          2,744,105
MSVIA             - 0 -             375,235          - 0 -            375,235


Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

     By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   Date: January 17, 2001

                                   MORGAN STANLEY DEAN WITTER & CO.

                                   By:   /s/ Peter Vogelsang
                                      ---------------------------------
                                      Name:  Peter Vogelsang
                                      Title: Authorized Signatory


                                   MORGAN STANLEY VENTURE CAPITAL II, INC.

                                   By:   /s/ Debra Abramovitz
                                      ---------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President


                                   MORGAN STANLEY VENTURE PARTNERS II,
                                   L.P.
                                   By: Morgan Stanley Venture Capital II, Inc.,
                                       as Managing General Partner

                                   By:   /s/ Debra Abramovitz
                                      ---------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President


                                   MORGAN STANLEY VENTURE CAPITAL FUND
                                   II ANNEX, L.P.
                                   By: Morgan Stanley Venture Partners II, L.P.,
                                       as General Partner
                                   By: Morgan Stanley Venture Capital II, Inc.,
                                       as Managing General Partner

                                   By:   /s/ Debra Abramovitz
                                      ---------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President


                                   MORGAN STANLEY VENTURE INVESTORS
                                   ANNEX, L.P.
                                   By: Morgan Stanley Venture Partners II, L.P.,
                                       as General Partner
                                   By: Morgan Stanley Venture Capital II, Inc.,
                                       as Managing General Partner

                                   By:   /s/ Debra Abramovitz
                                      ---------------------------------
                                      Name:  Debra Abramovitz
                                      Title: Vice President

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Lionbridge Technologies, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by
Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this January 17, 2001.

     This Schedule may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Schedule.


MORGAN STANLEY DEAN WITTER & CO.

By:   /s/ Peter Vogelsang
   -------------------------------
   Name:  Peter Vogelsang
   Title: Authorized Signatory


MORGAN STANLEY VENTURE CAPITAL II, INC.

By:   /s/ Debra Abramovitz
   -------------------------------
   Name:  Debra Abramovitz
   Title: Vice President


MORGAN STANLEY VENTURE PARTNERS II, L.P.,

By: Morgan Stanley Venture Capital II, Inc.,
      as Managing General Partner

By:   /s/ Debra Abramovitz
   -------------------------------
   Name:  Debra Abramovitz
   Title: Vice President

MORGAN STANLEY VENTURE CAPITAL FUND II ANNEX, L.P.

By: Morgan Stanley Venture Partners II, L.P.,
    as General Partner

By: Morgan Stanley Venture Capital II, Inc.,
    as Managing General Partner

By:   /s/ Debra Abramovitz
   -------------------------------
   Name:  Debra Abramovitz
   Title: Vice President


MORGAN STANLEY VENTURE INVESTORS ANNEX, L.P.

By: Morgan Stanley Venture Partners II, L.P.,
    as General Partner

By: Morgan Stanley Venture Capital II, Inc.,
    as Managing General Partner

By:   /s/ Debra Abramovitz
   -------------------------------
   Name:  Debra Abramovitz
   Title: Vice President


                                       2